SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 2)
                              (FINAL AMENDMENT)

                  Under the Securities Exchange Act of 1934

                           PRICE ENTERPRISES, INC.
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  741444103
                    (CUSIP Number of Class of Securities)

                           Donald E. Burdick, Esq.
                              Price/Costco, Inc.
                            10809 120th Avenue NE
                          Kirkland, Washington 98033
                              (206) 803-8100
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                            Joseph J. Giunta, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                               February 9, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:
                                                                 ( )
          Check the following box if a fee is being paid with this
          Statement:
                                                                 ( )


     CUSIP No. 741444103                 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Price/Costco, Inc.
          33-0572969

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  ( )

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*
            Not applicable.

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ( )

      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                             : (7)  SOLE VOTING POWER
                                             :            0
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :            0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :            0
                                             :(10)  SHARED DISPOSITIVE
                                             :            0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      0

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*                         ( )

     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0.0%

     (14)  TYPE OF REPORTING PERSON*
               CO


                    This Amendment No. 2 (Final Amendment) to the
          Schedule 13D filed on January 3, 1995 by the Reporting
          Person (as amended, the "Schedule 13D") is being filed to amend and supplement Items 4, 5 and 6.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment is qualified in its entirety by the provisions of such Exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    On February 9, 1995, pursuant to the Transfer and Exchange Agreement, the Reporting Person sold to the Issuer 3,775,972 shares of Price Enterprises Common Stock, representing all of the shares of Price Enterprises Common Stock owned by the Reporting Person (the "Sale"), in exchange for a secured promissory note, dated February 6, 1995, made by the Issuer in favor of The Price Company, a wholly owned subsidiary of the Reporting Person ("Price"), in the principal amount of $45,925,259.45, a copy of which is attached hereto as
          Exhibit 5 (the "Promissory Note"). The Promissory Note is secured by, and the Issuer has granted Price a first priority security interest in, 3,775,972 shares of Price Enterprises Common Stock pursuant to a Security and Pledge Agreement, dated as of February 6, 1995, between Price and the Reporting Person, a copy of which is attached hereto as Exhibit 6.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    The Reporting Person is the beneficial owner of no shares of Price Enterprises Common Stock, or 0.0% of the shares of Price Enterprises Common Stock outstanding.

                    As a result of the Sale, the Reporting Person ceased to be the beneficial owner of more than five percent of Price Enterprises Common Stock.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit        Description

          5 Secured Promissory Note, dated February 6, 1995, made by Price Enterprises, Inc. in favor of The Price Company in the principal amount of $45,925,259.45.

          6 Security and Pledge Agreement, dated as of February 6, 1995, between The Price
                         Company and Price Enterprises, Inc.



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    February 10, 1995

                                        PRICE/COSTCO, INC.

                                        By: /s/ Donald E. Burdick
                                            Donald E. Burdick
                                            Vice President


                                Exhibit Index

          Exhibit        Description                        Page

          5              Secured Promissory Note, dated
                         February 6, 1995, made by Price
                         Enterprises, Inc. in favor of
                         The Price Company in the
                         principal amount of
                         $45,925,259.45

          6              Security and Pledge Agreement,
                         dated as of February 6, 1995,
                         between The Price Company and
                         Price Enterprises, Inc.


                                                          Exhibit 5

          SECURED PROMISSORY NOTE

          $45,925,259.45                          San Diego, California
                                                  February 6, 1995

                    Price Enterprises, Inc. (the "Borrower"), a
          Delaware corporation, for value received, hereby promises to pay to The Price Company (the "Lender"), a Delaware corporation, or order, the principal sum of FORTY-FIVE MILLION NINE HUNDRED TWENTY-FIVE THOUSAND TWO HUNDRED AND FIFTY-NINE and 45/100 DOLLARS ($45,925,259.45) on December 21, 1996. The Borrower further promises to pay interest monthly in arrears (computed on the basis of the actual number of days elapsed in a 360-day year) on the unpaid principal of this Note at a rate per annum equal to the LIBOR rate for United States dollar deposits in the London market for a three-month term as published in the western edition of The Wall Street Journal (which equals 6.25% on February 6, 1995) plus 15 basis points, adjusted quarterly (the "Rate"), until such principal amount is paid in full, to the extent accrued on the date of the maturity of this Note (by acceleration or otherwise). In the event that a default in Borrower's obligations to pay interest or principal on this Note shall have occurred, then the rate of interest hereunder shall be increased to a rate equal to the Rate plus 200 basis points.

                    Each payment on this Note shall be credited first to interest then due, and then to principal. The principal of and interest on this Note shall be payable in lawful money of the United States.

                    Each payment hereunder shall be made in
          immediately available funds, payable to the Lender or to such other payee or address as may be designated in writing by the Lender to the Borrower.

                    The Borrower shall have the right to prepay principal amount hereof in full or in part, together with all accrued interest on the amount prepaid to the date of such prepayment, at any time without penalty.

                    The obligations of the Borrower hereunder are secured by the Collateral (as defined in and pursuant to the Security and Pledge Agreement by and between the Borrower and the Lender, of even date herewith (the "Security Agreement"), and the Lender is entitled to the benefits of the Collateral.

                    If any of the following events ("Events of Default") shall have occurred and be continuing for any reason whatsoever (and whether it shall be voluntary or involuntary or occur or be effected by operation of law or otherwise):

                    (a) The Borrower shall fail to pay when due any amount payable under this Note;

                    (b) The Borrower shall fail to observe or perform any material covenant or agreement contained in this Note (other than those set forth in clause (a) above) or the Security Agreement;

                    (c) Any representation, warranty, certification or statement made by the Borrower in this Note, the Security Agreement or in any certificate, financial statement or other document delivered pursuant to this Note or the Security Agreement shall prove to have been incorrect in any material respect when made or deemed made;

                    (d) The Borrower shall sell, assign, transfer or otherwise dispose of all or substantially all of its assets;

                    (e) The Borrower shall become a party to any merger, amalgamation or consolidation;

                    (f) The Borrower (i) shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or in the future in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, (ii) shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, (iii) shall make a general assignment for the benefit of creditors, or
          (iv) shall take any corporate action to authorize any of the foregoing;

                    (g) An involuntary case or other proceeding shall be commenced against the Borrower seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or in the future in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of its or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) days; or an order for relief shall be entered against the Borrower under the federal bankruptcy laws as now or in the future in effect; or

                    (h)  The Lender shall fail to have a first
          priority security interest in the Collateral;

          and in every such event the Lender may, by notice in writing to the Borrower, declare this Note and the principal of and accrued interest on this Note and all other charges owing to the Lender to be, and the same shall upon such notice forthwith become, due and payable.

                    No failure or delay by the Lender in exercising any remedy, right, power or privilege under this Note or the Security Agreement shall operate as a waiver of such remedy, right, power or privilege nor shall any single or partial exercise of such remedy, right, power or privilege preclude any other or further exercise of such remedy, right, power or privilege. No remedy, right, power or privilege conferred upon or reserved to the Lender by this Note or the Security Agreement is intended to be exclusive of any other remedy, right, power or privilege provided or permitted by this Note, the Security Agreement or by law, but each shall be cumulative and in addition to every other remedy, right, power or privilege so provided or permitted and each may be exercised concurrently or independently from time to time and as often as may be deemed expedient by the Lender. Any provision of this Note which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Note.

                    Upon the occurrence of an Event of Default, the holder of this Note may, in addition to all rights and remedies available to it at law, exercise any or all of its rights under the Security Agreement.

                    Upon the failure of the Borrower to pay any amount due hereunder as and when due, the Borrower shall pay on demand any and all costs and expenses (including, without limitation, all court costs and attorneys' fees) incurred by the holder hereof in connection with the collection of any outstanding principal balance and interest accrued hereunder (whether or not suit is filed to enforce the terms hereof), and in connection with the enforcement of any rights or remedies provided for pursuant to this Note and the Security Agreement. If not paid on demand, all such costs and expenses automatically shall be added to the remaining principal balance hereunder as of the date immediately following the date of such demand.

                    The Lender shall have the right, at its option, to declare the entire unpaid principal balance of this Note, irrespective of the maturity date of this Note, immediately due and payable, together with interest accrued thereon to the date of payment, if the Borrower (or any parent, subsidiary or affiliate of the Borrower) sells, transfers or disposes of any portion of the Collateral identified in the Security Agreement.

                    The Borrower hereby waives any right it might otherwise have to require notice or acceptance by any other person of its obligations or liabilities under this Note which are unconditional and absolute and waives diligence, presentment, demand of payment, protest or notice with respect to any of the obligations of the Borrower under this Note or with respect to any action under this Note and all other notices and demands whatsoever, except as specifically provided for in this Note. This Note may be amended, and the observance of any term of this Note may be waived, with (and only with) the written consent of the Lender.

                    This Note shall be governed by and construed in accordance with the laws of the State of New York.

                    Lender shall promptly notify Borrower of any endorsement, assignment, pledge or hypothecation of this Note.

                    Upon notice from the holder of this Note to the Borrower of the loss, theft, destruction or mutilation of this Note, and upon receipt of an indemnity reasonably satisfactory to the Borrower from the holder of this Note or, in the case of mutilation hereof, upon surrender of the mutilated Note, the Borrower will make and deliver a new note of like tenor in lieu of this Note.

                    All notices and other communications required or permitted under this Note shall be in writing and shall be personally delivered or sent by certified first class United States mail, postage prepaid, return receipt requested, and if mailed and shall be deemed to have been received on the third business day after deposit in the mail, addressed to the Lender, c/o Donald E. Burdick, Esq., Price/Costco, Inc., 10809 120th Avenue NE, Kirkland, Washington 98033, with a copy to Joseph J. Giunta, Esq., Skadden, Arps, Slate, Meagher & Flom, 300 South Grand Avenue, Los Angeles, California 90071, or to the Borrower at Robert E. Price, Price Enterprises, Inc., 4649 Morena Boulevard, San Diego, California 92117, with a copy to Scott N. Wolfe, Esq., Latham & Watkins, 701 "B" Street, San Diego, California 92101. Notice of any change of either party's address shall be given by written notice in the manner set forth in this paragraph.

                                        PRICE ENTERPRISES, INC.

                                        By: /s/ Daniel T. Carter
                                           Name: Daniel T. Carter
                                           Title: Executive Vice President


                                                                  Exhibit 6

                            SECURITY AND PLEDGE AGREEMENT

                    This Security and Pledge Agreement (the "Agreement") is made and entered into as of February 6, 1995 by and between The Price Company ("Pledgee") and Price Enterprises, Inc.
          ("Pledgor").

                    WHEREAS, Pledgor has agreed to purchase, and Pledgee has agreed to sell, the Pledged Securities (as defined below); and

                    WHEREAS, in consideration for such purchase, Pledgor has executed a secured promissory note in the principal amount of $45,925,259.45 in favor of Pledgee dated as of the date hereof (the "Note"); and

                    WHEREAS, Pledgor has agreed to enter into this Agreement as additional consideration for acceptance by Pledgee of the Note.

                    NOW, THEREFORE, based upon the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                    1. Grant of Security Interest in Collateral. Pledgor hereby grants to Pledgee, as security for all present and future obligations and liabilities of all kinds of Pledgor to Pledgee under the Note and this Agreement (collectively referred to as the "Obligations"), a first priority security interest in the following described property (collectively referred to as the "Collateral"):

                         (a) 3,775,972 shares of common stock of Pledgor (the "Pledged Shares"), as more fully described in Schedule 1 hereto, and the certificates representing the Pledged Shares and all of Pledgor's rights and privileges with respect thereto, together with stock powers executed in blank, each of which has been delivered to Pledgee concurrently with the execution hereof; and

                         (b) the proceeds and accessions of the Pledged Shares (the "Proceeds").

                    2. Pledgor's Obligations. At any time and from time to time, upon request of Pledgee, Pledgor shall give, execute and file and/or record any notice, financing statement, continuation statement, instrument, document or agreement that Pledgee shall consider necessary or desirable to create, preserve, continue, perfect or validate any security interest granted hereunder or which Pledgee may consider necessary or desirable to exercise or enforce its rights hereunder with respect to such security interest.

                    3.  Pledgor's Covenants.

                         (a) Pledgor agrees hereafter not to encumber or grant a security interest in or a lien or other encumbrance on the Collateral.

                         (b) Pledgor agrees not to dispose of any of the Collateral except in accordance with the terms of this Agreement.

                         (c)  Pledgor agrees to: (i) pay promptly the
          Obligations secured hereby when due; (ii) indemnify Pledgee against all loss, claims, demands and liabilities of every kind arising from the Collateral and the transactions and other agreements and undertakings contemplated hereby; (iii) pay all expenses, including reasonable attorneys' fees, incurred by Pledgee in the preservation, realization, enforcement and exercise of its rights, powers and remedies hereunder; (iv) execute and deliver such documents as Pledgee deems necessary to create, perfect and continue the security interest contemplated hereby; (v) give Pledgee notice of any litigation filed or claim asserted against Pledgor relating to or potentially affecting the Collateral; (vi) if requested by Pledgee, to receive and collect the Proceeds, in trust and as the property of Pledgee, and to immediately endorse as appropriate and deliver such Proceeds to Pledgee when requested by Pledgee in the exact form in which they are received; (vii) not to commingle the Proceeds or collections thereunder with other property; (viii) to keep complete and accurate records regarding all of the Proceeds; and (ix) to provide any service and do other acts or things necessary to keep the Collateral and the Proceeds free and clear of all defenses, rights of offset and counterclaim.

                    4. Payment of Taxes, Charges, Liens and Assessment. Pledgor agrees to pay, prior to delinquency, all taxes, charges, liens and assessments against the Collateral and the Proceeds, and upon the failure of Pledgor to do so, Pledgee, at its option, may pay any of them. Any such payments made by Pledgee shall be obligations of Pledgor to Pledgee, due and payable immediately without demand, together with interest at the stated rate set forth in the Note, and shall be secured by the Collateral and the Proceeds, subject to all of the terms and conditions of this Agreement.

                    5. Powers of Pledgee. Pledgor appoints Pledgee its true attorney in fact to perform any of the following powers, which are coupled with an interest, are irrevocable until termination of this Agreement and may be exercised from time to time by Pledgee's officers and employees, or any of them, whether or not Pledgor is in default: (a) to perform any obligations of Pledgor hereunder in Pledgor's name or otherwise; (b) to give notice of Pledgee's right under the Collateral to enforce the same; (c) to release security; (d) to resort to security in any order; (e) to prepare, execute, file, record or deliver notes, assignments, schedules, designation statements, financing statements, continuation statements, termination statements, statements of assignment, applications for registration or like papers to perfect, preserve or release Pledgee's interest in the Collateral; (f) to verify facts concerning the Collateral by inquiry of obligers thereon, or otherwise, in its own name or fictitious name; (g) after an Event of Default by Pledgor and, if applicable, failure to cure such default, to endorse, collect, deliver and receive payment under instruments for the payment of money consisting or relating to the Collateral; (h) after an Event of Default by Pledgor and, if applicable, failure to cure such default, to preserve or release the interest evidenced by chattle paper to which Pledgee is entitled hereunder and to endorse and deliver evidences of title incidental thereto; (i) after an Event of Default by Pledgor and, if applicable, failure to cure such default, to exercise all rights, powers and remedies which Pledgor would have, but for this Agreement, under all Collateral subject to this Agreement; and (j) to do all acts and things and execute all documents in the name of Pledgor or otherwise, deemed by Pledgee as necessary, proper and convenient in connection with the preservation, perfection or enforcement of its rights hereunder.

                    6. Voting Rights. Pledgor hereby grants to Pledgee an irrevocable proxy, effective upon the occurrence of an Event of Default and so long as such Event of Default shall continue, to vote the Pledged Securities in such manner and for such purposes as Pledgee shall, in its sole discretion, determine. Such proxy is coupled with an interest and shall continue in full force and effect until all of the Obligations shall be paid in full.

                    7.  Events of Default; Remedies.

                         (a) Each of the following shall constitute an event of default ("Event of Default") hereunder: (i) if Pledgor shall fail to make any payment on the Obligations secured hereby as and when due; (ii) if Pledgor has materially breached any provisions of this Agreement; (iii) if a receiver or a trustee of all or any part of Pledgor's property shall be appointed; (iv) if any assignment for the benefits of Pledgor's creditors shall be made; (v) if a petition in bankruptcy shall be filed by or against Pledgor and not dismissed within 180 days; (vi) if any of the Collateral shall be attached or levied upon at any time pursuant to any court order or other legal process; (vii) liquidation or dissolution of Pledgor; and (vii) if Pledgor shall generally fail to pay debts as they become due.

                         (b)  In case an Event of Default shall have
          occurred and be continuing, the Pledgee shall be entitled to exercise all of the rights, powers and remedies (whether vested in it by this Agreement, the Note or by law and including, without limitation, all rights and remedies of a secured party of a debtor in default under the Uniform Commercial Code as in force in the State of New York) for the protection and enforcement of its rights in respect of the Collateral.

                    8. Unregistered Securities. If at the time of any sale of the Collateral in accordance with the terms of this Agreement the same or any part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Securities Act of 1933, as amended, or there is no exemption available under such Act, then Pledgee, in its sole and absolute discretion, is authorized to sell such Collateral or such part thereof by private sale or sales in such manner and under such circumstances as Pledgee reasonably may deem necessary or advisable in order that such sale may legally be effected without registration. Pledgor agrees that private sales so made may be at prices and on other terms less favorable to the seller than if such Collateral were sold at public sale, and that Pledgee has no obligation to delay the sale of any such Collateral for the period of time necessary to permit the issuer of such Collateral, even if such issuer would agree, to register such Collateral for public sale under such Act. Pledgor agrees that private sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.

                    9. No Waiver. Failure of Pledgee to exercise any right or remedy under this Agreement or any other agreement between Pledgee and Pledgor, or otherwise, or delay by Pledgee in exercising same, will not operate as a waiver thereof. No waiver by Pledgee will be effective unless and until it is in writing and signed by Pledgee. No waiver of any condition or performance will operate as a waiver of any subsequent condition or obligation. Pledgee shall have no obligation to resort to the Collateral or any other security which is or may become available to it.

                    10.  Miscellaneous.

                         (a) This Agreement, any amendments or replacement hereof, and the legality, validity and performance of the terms hereof, shall be governed by and enforced and construed in accordance with the laws of the State of New York without regard to conflicts of laws and principles thereof.

                         (b) This Agreement and the rights, powers and duties set forth herein shall be binding upon Pledgor, its employees, shareholders, agents, officers, directors, representatives and successors and shall inure to the benefit of the successors and assigns of Pledgee and, in the event of any transfer or assignment of rights by Pledgee, the rights and privileges herein conferred upon Pledgee shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions hereof. This Agreement may not be transferred or assigned without written consent.

                         (c)  In the event that any provision of this
          Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any applicable law shall not effect the validity or enforceability of any other provisions hereof.

                         (d) Notices required or permitted to be given under this Agreement shall be in writing and may be delivered personally or sent to a party by airmail or first class mail, postage prepaid and addressed to such party at the address set forth below its signature, or to such other address furnished by notice given in accordance with this paragraph. Any such notice shall be deemed to have been given, (i) if sent by mail, five days after the date mailed, and (ii) if delivered personally, on the date of delivery.

                         (e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same document.

                         (f) This Agreement and the security interest and pledge hereunder shall terminate upon the full and final performance of all Obligations of Pledgor and payment of all indebtedness secured hereby. At such time, Pledgee shall promptly reassign to Pledgor all of the Collateral hereunder which has not been sold, disposed of, retained or applied by Pledgee in accordance with the terms hereof.


                    IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

                                   THE PRICE COMPANY

                                   By: /s/ H.E. Kaplan
                                        Name: H.E. Kaplan
                                        Title: Treasurer

                                   PRICE ENTERPRISES, INC.

                                   By: /s/ Daniel T. Carter
                                        Name: Daniel T. Carter
                                        Title: Executive Vice President


                                  SCHEDULE 1

                        Description of Pledged Shares

          Certificate Number                      Number of Shares

                                                   3,775,972